OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-14148

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/312025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sunset Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3520 Broadway Blvd
(No. and Street)

Kansas City	Missouri	64111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kelly T. Ullom	816-753-7000	kelly.ullom@kclife.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

1201 Walnut Street, Suite 1700	Kansas City	Missouri	64106
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kelly T. Ullom_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sunset Financial Services, Inc._____, as of February 26_____, 2 2026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Sunset Financial Services, Inc.

Financial Statements
and
Supplemental Schedules

December 31, 2025

Statement of Financial Condition *1*

Statement of Operations *2*

Statement of Stockholder's Equity *3*

Statement of Cash Flows *4*

Notes to Financial Statements *5*

Supplemental Schedules

I. Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission *9*

II. Computation For Determination Of Customer Reserve Requirements and PAB Account Reserve

Requirements Under Rule 15c3-3 .... *10*

III. Information Relating To Possession Or Control Requirements Under Rule 15c3-3 .... *11*

Exemption Report

Report of Independent Registered Public Accounting Firm

SUNSET FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2025
(amounts in thousands, except share data)

ASSETS

Cash and cash equivalents	$	1,039
Accounts receivable and other assets		94
Total assets	$	1,133

LIABILITIES

Due to affiliated entities	$	86
Accounts payable and other liabilities		28
Total liabilities		114

STOCKHOLDER'S EQUITY

Common stock, par value $10 per share; authorized, 50,000 shares; issued and outstanding 5,000 shares		50
Additional paid in capital		1,800
Retained deficit		(831)
Total stockholder's equity		1,019
Total liabilities and stockholder's equity	$	1,133

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
Year ended December 31, 2025

(amounts in thousands)

REVENUES		
Override revenue	$	1,378
Proprietary revenue		124
Asset management fee		116
Investment income and other		43
Total revenues		1,661
EXPENSES		
Administrative fees		998
Other operating expenses		52
Total expenses		1,050
Income before income taxes		611
Income tax expense		160
NET INCOME	$	451

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
Year ended December 31, 2025

(amounts in thousands, except share data)

COMMON STOCK, beginning and end of year	$	50
ADDITIONAL PAID IN CAPITAL, beginning and end of year		1,800
RETAINED DEFICIT		
Beginning of year		(957)
Stockholder Dividend ($65 per share)		(325)
Net income		451
End of year		(831)
STOCKHOLDER'S EQUITY	$	1,019

See accompanying Notes to Financial Statements.

SUNSET FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2025

(amounts in thousands)

OPERATING ACTIVITIES		
Net income	$	451
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Accounts receivable		(3)
Deposit with FINRA		1
Income taxes, net		21
Due to affiliated entities, net		2
Accounts payable and other liabilities		3
Net cash provided by operating activities		475
FINANCING ACTIVITIES		
Cash dividend to stockholder		(325)
Net cash used by financing activities		(325)
Increase in cash and cash equivalents		150
Cash and cash equivalents at beginning of year		889
Cash and cash equivalents at end of year	$	1,039
Supplemental cash flows information		
Federal taxes paid		124
State taxes paid		15
	$	139

See accompanying Notes to Financial Statements.

(amounts in thousands)

1. Nature of Operations and Significant Accounting Policies

Business
Sunset Financial Services, Inc. (the Company or SFS) is a wholly-owned subsidiary of Kansas City Life Insurance Company (Kansas City Life). The Company is registered as a brokerage and investment adviser firm with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company wholesales and markets variable life and annuity products for Kansas City Life.

In 2014, the Company completed the sale of certain accounts under an asset purchase agreement with Securities America, Inc. (SAI), a subsidiary of Ladenburg Thalmann Financial Services, Inc. (Ladenburg). Under this agreement, approximately 210 registered representatives transitioned from the Company to SAI. In 2020, Advisor Group merged with Ladenburg and rebranded to Osaic Wealth, Inc. (Osaic). All broker/dealers under their umbrella were transitioned to the broker/dealer Osaic. SAI transitioned to Osaic on June 14, 2024.

The remaining representatives and advisors of the Company conduct business under the name "KCL Service Company", through an Office of Supervisory Jurisdiction (OSJ) branch of Osaic. The Company continues to provide underwriting and distribution services to Kansas City Life related to its variable life and variable annuity insurance products. The Kansas City Life OSJ is a Principal who entered into a contract with SAI, and subsequently Osaic, to supervise the OSJ branch and receives all commissions and overrides for securities product sales. The Principal assigns and transfers to the Company all compensation and other payments that become due and payable to the Principal from Osaic. The Principal is also designated by SFS as a related party (see Note 5 Related Party Transactions).

The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)(1). Under this exemption, Supplemental Schedule II the "Computation for Determination of Customer Reserve Requirements and PAB Account Reserve Requirements" and Supplemental Schedule III the "Information Relating to the Possession or Control Requirements" are not required.

Basis of Presentation
The accompanying financial statements have been prepared on the basis of U.S. generally accepted accounting principles (GAAP).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from such estimates.

Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2025, the Company had $989 not insured by the Federal Deposit Insurance Corporation (FDIC). The carrying amount of cash and cash equivalents approximates their fair values.

Revenue Recognition
Revenues consist of the following:

- Override revenue consists of fees for administrative support services to a Principal operating as an OSJ. These fees are reflected as the related commissions and overrides for security product sales and are recorded by the Principal. Override revenues are calculated based upon a contractual percentage of the gross dealer concessions (GDC). The Company believes the performance obligation has been satisfied upon the sale of the securities product and as such is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized when it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of shares associated with 12b-1 fees on mutual funds, and is highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the

- fund and the investor activities are known, which are usually monthly or quarterly. Override revenues recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

- Proprietary revenues are earned when the Company enters into an arrangement on the sale of variable products by Kansas City Life. The Company's performance obligation is the sale of the variable insurance product at the policy origination date and as such is fulfilled at the time the policy is issued by Kansas City Life. As the uncertainty is dependent on the policy renewal and policy account balances, which is highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until renewal premiums have been received and average assets have been measured, which are usually monthly or quarterly. Proprietary revenue recognized in the current period is primarily related to performance obligations that have been satisfied in prior periods.

- Asset management fees are earned when the Company enters into arrangements with certain fund managers whereby variable products of Kansas City Life are invested into the fund and fund average assets exceed established contractual thresholds. The Company's performance obligation is the sale of the insurance products at the policy origination date and as such is fulfilled at the time the variable insurance product is issued by Kansas City Life, and contractual thresholds are met. Any fixed amounts are recognized on the original issuance of the policy and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the policy renewal and value of the assets at future points in time, which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until renewal premiums have been received and average assets have been measured, which are usually quarterly. Asset management fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

- Investment income is comprised primarily of interest income. Investment income is recognized when earned.

Income Taxes
The Company files a consolidated federal tax return with other insurance and non-insurance affiliates of Kansas City Life. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Gross deferred tax assets and liabilities are measured using tax rates expected at the time of their reversal (see Note 3 – Federal Income Taxes).

The Company is no longer subject to federal or state income tax examinations by taxing authorities for years prior to 2022.

Recently Issued Accounting Pronouncement Adopted
In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-09 Improvements to Income Tax Disclosures. The update requires public business entities to disclose or make changes to existing income tax disclosures on a proscribed basis. Most of the required updates are not applicable to the Company, with the required changes being adopted in this annual report. We adopted this guidance prospectively on January 1, 2025, and the disclosures are presented in Note 3 – Federal Income Taxes.

2. Fair Value Measurements

At December 31, 2025 there were no assets or liabilities reported at fair value on a nonrecurring basis.

(amounts in thousands)

3. Federal Income Taxes

The components of income tax on operations in 2025 are as follows:

		Total
Current income tax expense	$	160
Deferred income tax expense		-
Total income tax expense	$	160

The following table provides a reconciliation of the federal income tax rate to the Company's effective income tax rate for the year ended December 31, 2025.

Federal income tax	$	128	21%
State income tax, net federal income tax effect		26	4%
Prior year tax		6	1%
Total	$	160	26%

Total income tax expense is 26% of income before income taxes. The effective income tax rate is more than the statutory rate of 21%, primarily due to state income tax expense.

Differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years are called temporary differences. There are no tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities.

A valuation allowance is established for deferred tax assets that the Company does not believe a future tax benefit will be realized using a more likely than not standard. The Company did not record a valuation allowance in 2025, as there was no deferred tax asset recorded at December 31, 2025.

The Company did not have any unrecognized tax benefits at December 31, 2025. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. In 2025, the Company did not recognize any expense related to interest and penalties.

The Company did not have any uncertain tax positions at December 31, 2025.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of at least $5 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. Net capital under this rule was in compliance at $905 or 0.13 to 1 as a ratio of aggregate indebtedness to net capital as filed in the January 26, 2026 Focus Report, Form X-17A-5 Part IIA. See Schedule I for additional information.

5. Related Party Transactions

Pursuant to terms of an agreement, Kansas City Life furnishes certain administrative services to the Company, including but not limited to legal, accounting, investments, human resources, information technologies and fixed assets. The administrative fees for providing such services amounted to $998. The cost of these services is determined based upon internal cost studies performed by Kansas City Life on behalf of the Company, which may be different than if the services were either provided by an unrelated third party or by the Company. Also, in accordance with the agreement, Kansas City Life pays certain operating expenses on behalf of the Company. The Company reimburses Kansas City Life for these expenses, which in 2025 amounted to $24. At December 31, 2025, the Company had an accounts payable due to affiliates of $86. For the year ended December 31, 2025, proprietary revenues from affiliates amounted to $124 for the Company.

(amounts in thousands)

The Company has an administrative agreement with a Principal that assigns and transfers to the Company all compensation and other payments that become due and payable to the Principal from Osaic. As of December 31, 2025, the Company had an accounts receivable of $25 from Osaic and for the year ended 2025 affiliated revenue of $1,378, which is included in Override revenue in the Statement of Operations.

6. *Contingencies*

The Company may be a defendant in legal proceedings from time to time. It is often not possible to predict the ultimate outcome of pending legal proceedings or to provide with any degree of certainty the reasonable ranges of potential losses related thereto. In accordance with GAAP accounting guidelines, the Company accrues for legal matters when a loss from any legal proceeding is deemed to be both probable and reasonably estimated. As of December 31, 2025, the Company had not established any accruals for legal matters.

The Company is also subject to regulation under the federal securities laws administered by the SEC. Federal securities laws contain regulatory restrictions and criminal, administrative, and private remedial provisions. From time to time, the SEC and FINRA examine or investigate the activities of the Company. It is possible that any examination may result in payments of fines and penalties, as well as changes in systems or procedures, any of which could have a material adverse effect on the Company's financial condition or results of operations. The Company is not currently under examination by the SEC or FINRA.

7. *Segment Information*

The Company has identified its President as the chief operating decision maker (CODM). The CODM manages the business activities of the Company as a whole and reviews at the financial statement level using net income to evaluate the results of the business. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The CODM also uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. Further, the CODM reviews segment revenue and significant expenses (administrative fees and other operating expenses) at the financial statement level to manage the Company's operations. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies. Other segment items included in net income are override revenue (see Note 5), proprietary revenue, asset management fee, investment income and other, and income tax expense, which are reflected in the statement of operations.

The following table presents the segment revenue and significant expenses for the year ended December 31, 2025:

Revenue	$	1,661
Less:		
Compensation and benefits		636
Management fees and allocated corporate overhead		362
Other expenses[1]		52
Total expenses		1,050
Income tax epense		160
Net income	$	451

[1] Other expenses include professional fees, association dues, and regulatory fees.

8. *Subsequent Events*

Subsequent events have been evaluated through February 26, 2026, the date that the financial statements have been issued. On January 22, 2026, the SFS Board of Directors declared a $75 dividend to be paid on March 11, 2026 to Kansas City Life. There have been no other subsequent events that occurred during such period that require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2025.

SUNSET FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL*
SCHEDULE I
December 31, 2025
(amounts in thousands)

Total stockholder's equity	$	1,019
Less:		
Non-allowable assets		94
Haircuts on securities (computed pursuant to Rule 15c3-1(c)(2)(vi)(D))		20
Net Capital		905
Minimum requirement		8
Excess	$	897
AGGREGATE INDEBTEDNESS		
Due to affiliated entities	$	86
Accounts payable and other liabilities		28
Aggregate indebtedness	$	114
Ratio of aggregate indebtedness to net capital		0.13 to 1

Statement regarding Rule 17a-5(d)(4)
There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA as of December 31, 2025, filed on January 26, 2026.

*Pursuant to Rule 15c3-1 of the Securities and Exchange Commission.

See accompanying Report of Independent Registered Public Accounting Firm.

SUNSET FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF
CUSTOMER RESERVE REQUIREMENTS AND PAB
ACCOUNT RESERVE REQUIREMENTS*
SCHEDULE II
December 31, 2025

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

*Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

See accompanying Report of Independent Registered Public Accounting Firm.

SUNSET FINANCIAL SERVICES, INC.
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS*
SCHEDULE III
December 31, 2025

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

*Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

See accompanying Report of Independent Registered Public Accounting Firm.



Sunset Financial Services Inc. / 3520 Broadway / P.O. Box 219365 / Kansas City, Missouri 64121-9365 / 800-821-5529

Sunset Financial Services, Inc. Exemption Report

Sunset Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):

(1) The provisions of this section shall not be applicable to a broker or dealer meeting all of the following conditions:

(i) The broker's or dealer's transactions as dealer (as principal for its own account) are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; except that a broker or dealer transacting business as a sole proprietor may also effect occasional transactions in other securities for its own account with or through another registered broker or dealer;

(ii) The broker's or dealer's transactions as broker (agent) are limited to:

(a) The sale and redemption of redeemable securities of registered investment companies or of interest or participations in an insurance company separate account, whether or not registered as an investment company;

(b) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and

(c) the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and

(iii) The broker or dealer promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

(iv) Notwithstanding the foregoing, this section shall not apply to any insurance company which is a registered broker-dealer, and which otherwise meets all of the conditions in paragraphs (k) (1) (i), (ii), and (iii) of this section, solely by reason of its participation in transactions that are a part of the business of insurance, including the purchasing, selling, or holding of securities for or on behalf of such company's general and separate accounts.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

Sunset Financial Services, Inc.

I, Kelly T. Ullom, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Kelly T. Ullom

President

February 26, 2026

Forvis Mazars, LLP
1201 Walnut Street, Suite 1700
Kansas City, MO 64106
P 816.221.6300 | F 816.221.6380
forvismazars.us



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
Sunset Financial Services, Inc.
Kansas City, Missouri

We have reviewed management's statements, included in the accompanying Sunset Financial Services, Inc. Exemption Report, in which (1) Sunset Financial Services, Inc. (the "Company") identified the following provisions of 17 CFR §15c3-3(k) under which the Company claimed an exemption from 17 CFR §240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

Forvis Mazars, LLP

Kansas City, Missouri
February 26, 2026



Forvis Mazars, LLP
1201 Walnut Street, Suite 1700
Kansas City, MO 64106
P 816.221.6300 | **F** 816.221.6380
forvismazars.us

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
Sunset Financial Services, Inc.
Kansas City, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sunset Financial Services, Inc. (the "Company") as of December 31, 2025, the related statements of operations, stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under 15-c3-1 for the Securities and Exchange Commission, Computation for Determination of Customer Reserve Requirements and PAB Account Reserve Requirements Under Rule 15c3-3, and Information Relating to Possession of Control Requirements Under Rule 15c3-3 as of December 31, 2025 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information

presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

Forvis Mazars, LLP

Kansas City, Missouri
February 26, 2026